Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended
	March 31,		Year Ended December 31,
Exhibit	2011	2010	2010	2009	2008	2007	2006
(In thousands, except ratio’s)

Fixed Charges and Preferred Dividends

Interest expense	7,690	7,566	32,373	37,391	56,552	70,776	57,949
Capital debt expense Trust Preferred	538	597	2,335	2,552	3,114	3,002	2,991
Estimated interest in rent	111	84	395	318	332	284	261
Preferred dividends (E)	625	625	2,500	2,395	—	—	359

Combined fixed charges and preferred dividends (B)	8,964	8,872	37,603	42,656	59,998	74,062	61,560
Less: interest on deposits	6,260	5,295	24,302	27,442	45,593	56,232	46,213

Combined fixed charges and preferred dividends excluding interest on deposits (D)	2,704	3,577	13,301	15,214	14,405	17,830	15,347

Earnings

Pre-tax income from continuing operations	19,456	22,345	23,612	38,936	12,036	28,964	23,165
Fixed charges and preferred dividends	8,964	8,872	37,603	42,656	59,998	74,062	61,560

Total earnings (A)	28,420	31,217	61,215	81,592	72,034	103,026	84,725
Less: interest on deposits	6,260	5,295	24,302	27,442	45,593	56,232	46,213

Total earnings excluding interest on deposits (C)	22,160	25,922	36,913	54,150	26,441	46,794	38,512

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	3.41	3.79	1.74	2.03	1.20	1.39	1.38
Ratio, excluding interest on deposits (C/(D-E))	10.66	8.78	3.42	4.22	1.84	2.62	2.57
Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	3.17	3.52	1.63	1.91	1.20	1.39	1.38
Ratio, excluding interest on deposits (C/D)	8.19	7.25	2.78	3.56	1.84	2.62	2.51